UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 249th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON AUGUST 11, 2025

1. DATE, TIME AND VENUE: On August 11, 2025, at 11:00 a.m. (São Paulo local time), held remotely as provided for in Article 16, First Paragraph, of the Internal Rules (“Rules”) of the Fiscal Council (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all Fiscal Council members, who subscribe these minutes, as provided for in Article 12, paragraph 2, of the Company’s Rules, establishing, therefore, quorum according to the Company’s Bylaws for instating the meeting. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, was also present as the Meeting Secretary.

3. AGENDA AND RESOLUTION: After examining and debating the matter in the Agenda, the Fiscal Council members present at the meeting unanimously decided the following:

3.1. Proposal for the Declaration of Interest on Capital: The proposal for the declaration of interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors, was reviewed in the following terms:

“Proposal to declare IoC based on the balance sheet of July 31, 2025, in the gross amount of R$250,000,000.00, corresponding to R$212,500,000.00 net of withholding income tax. The gross amount of IoC per share is equivalent to R$0.07773999142 [1], of which R$0.06607899271¹ net of income tax.

The IoC credit will be carried out individually to the shareholders, based on the shareholding position in the Company’s records at the end of August 25, 2025. After this date, the shares will be considered “ex-IoC.”

The net amount of the IoC will be included in the minimum mandatory dividend for fiscal year ending December 31, 2025, ad referendum to the Ordinary General Meeting to be held in 2026, and the payment of this proceeds will be made by April 30, 2026, with the Company’s Executive Board being responsible for setting the exact date.”

[1] Value per share calculated based on the shareholding position of July 31, 2025. Given the Company’s Share Buyback Program in effect, the value per share may be subject to change, considering the Company’s shareholding position to be verified on August 25, 2025.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 249th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON AUGUST 11, 2025

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in accordance with the applicable legislation.

4. CLOSING: There being no further matter to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, August 11, 2025.

_______________________________ Gabriela Soares Pedercini	_______________________________ Stael Prata Silva Filho

_______________________________ Luciana Doria Wilson	_______________________________ Nathalia Pereira Leite Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 14, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director